UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES EFFECTIVENESS OF ITS REGISTRATION STATEMENT AND LAUNCH OF AN EXCHANGE OFFER FOR ITS SENIOR NOTES DUE 2016 AND 2021

Medellín, Colombia, September 15, 2011

Bancolombia S.A. announced today that the registration statement filed on Form F-4 ( the “Registration Statement”) relating to the exchange offer of its US$520,000,000 Senior Notes due 2016 and its US$1,000,000,000 Senior Notes due 2021 was declared effective by the Securities and Exchange Commission.

Accordingly, Bancolombia announced today the launch of an offer to exchange up to US$520,000,000 of its 4.250% Senior Notes due 2016 and up to US$1,000,000,000 of its 5.95% Senior Notes due 2021 (the “New Notes”) for any and all of its outstanding 4.250% Senior Notes due 2016 and its 5.95% Senior Notes due 2021 (the “Old Notes”).  The New Notes are substantially identical to the Old Notes, except that the New Notes are registered under the Securities Act of 1933, and the transfer restrictions, registration rights and additional interest provisions currently applicable to the Old Notes do not apply to the New Notes.

The exchange offer expires at 5:00 p.m. (New York City time) on October 18, 2011, unless extended.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 15, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance